

January 17, 2025

Christopher J. Bruno
Chief Executive Officer & President
RSE Innovation, LLC
46 Howard Street, Suite 215
New York, NY 10013

> **Re: RSE Innovation, LLC**
> **Offering Statement on Form 1-A**
> **Filed January 10, 2025**
> **File No. 024-12554**

Dear Christopher J. Bruno:

This is to advise you that we do not intend to review your offering statement.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

Please contact Cara Wirth at 202-551-7127 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jeff Rogers